UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): Form 10-K  Form 20-F  Form 11-K   X Form 10-Q   Form N-SAR
For Period Ended: September 30,2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                          STORAGE COMPUTER CORPORATION
                             Full Name of Registrant
                            Former Name if Applicable
                               11 Riverside Street
            Address of Principal Executive Office (Street and Number)
                           Nashua, New Hampshire 03862
--------------------------------------------------------------------------------
                            City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X       (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the quarter ended September
30, 2004 cannot be filed within the prescribed time period because the Company is experiencing delays in collecting certain information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonable practicable and in no event later than the fifth calendar day following the prescribed due date.


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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Michael J.O'Donnell                  603                       880-3005
      (Name)                     (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company's revenues and net loss available to common stockholders for the three months ended September 30, 2004 are estimated to be lower than the corresponding period for 2003 as follows:

                                               Three months ended September 30,
                                                     2004           2003

     Revenue                                     $   88,317      $    215,047
     Net loss applicable to common stockholders  $  930,081      $  1,099,991

The reduction in revenue for the quarter ended September 30, 2004 compared to the same quarter in 2003 reflects a continuation of the trend experienced in previous periods. We continue to focus our core business activity toward the Storage Wide Area Network (SWAN) market segment for our CyberNAS Network Attached Storage and CyberVAS Storage Operating System. The net loss applicable to common stockholders was reduced because of reductions in our operating costs.



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                          STORAGE COMPUTER CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2004                    By: /s/ Michael J. O'Donnell
                                                --------------------------------
                                                Name:  Michael J. O'Donnell
                                                Title: Chief Financial Officer


                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).